File No. 812-14133

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER OF EXEMPTION

PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

EXEMPTING PROPOSED TRANSACTIONS FROM THE PROVISIONS OF

SECTIONS 2(a)(32), 22(c) AND 27(i)(2)(A) OF THE ACT, AND RULE 22c-1 THEREUNDER

Transamerica Life Insurance Company

Separate Account VA B,

Transamerica Financial Life Insurance Company

Separate Account VA BNY,

and

Transamerica Capital, Inc.

Communications, Notice and Order to:

Darin D. Smith, Esq.

Transamerica Life Insurance Company

Managing Assistant General Counsel

4333 Edgewood Rd., N.E.

Mail Stop 4280

Cedar Rapids, IA 52499

(319) 355-8330

Questions and Copies of Communications, Notice and Order to: Chip Lunde, Esq. Jorden Burt LLP 1025 Thomas Jefferson Street NW Suite 400 East Washington, DC 20007-5208 (202) 965-8139

October 10, 2013

The exhibit index appears on page 22.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of	)
)
Transamerica Life Insurance Company	)
Separate Account VA B,	)
)
4333 Edgewood Road, N.E.	)
Cedar Rapids, IA 52499-4240)
)
Transamerica Financial Life Insurance Company	)
Separate Account VA BNY,	)
)
4333 Edgewood Road, N.E.	)
Cedar Rapids, IA 52499-4240)
)
and	)
)
Transamerica Capital, Inc.	)
)
4600 South Syracuse Street, Suite 1100)
Denver, CO 80237)
)
File No. 812-14133)
)

SECOND AMENDED AND RESTATED

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO

SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

EXEMPTING PROPOSED TRANSACTIONS FROM THE PROVISIONS OF

SECTIONS 2(a)(32), 22(c) AND 27(i)(2)(A) OF THE ACT, AND RULE 22c-1 THEREUNDER

I. INTRODUCTION

Transamerica Life Insurance Company (“TLIC”), its Separate Account VA B (“TLIC Account”), Transamerica Financial Life Insurance Company (“TFLIC”), its Separate Account VA BNY (“TFLIC Account”), and Transamerica Capital, Inc. (“TCI”) (all collectively, the “Applicants”),1 hereby submit

[1]	TLIC and TFLIC are referred to herein as each a “Company” and collectively, the “Companies.” The TLIC Account and TFLIC Account are referred to herein as each an “Account” and collectively, the “Accounts.”

this second amended and restated application (“Application”) for an order (“Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”), exempting them from the provisions of Section 2(a)(32) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder to the extent necessary to permit the recapture of certain bonus credits applied to purchase payments with respect to certain variable annuity policies, including endorsements thereto, and certificates under group policies described herein (“Policies”).2 The Applicants seek to recapture bonus credits from the Policies where the bonus credit was applied within the preceding twelve (12) months and the Owner withdraws from or surrenders the Policy and there is no surrender charge or an otherwise applicable surrender charge (or contingent deferred sales load) is waived, because (i) an Owner exercises his or her “free look” option; (ii) a death benefit is payable3; (iii) an Owner annuitizes the Policy4; or (iv) an Owner exercises a provision or rider providing for waiver of the surrender charge under the Nursing Care and Terminal Condition Withdrawal Option or the Unemployment Waiver as defined in the Policy.5

The Applicants also request that the Order extend to (i) variable annuity policies, including endorsements thereto, and certificates under group policies issued by the Companies in the future that are substantially similar in all material respects to the Policies (“Future Policies”), (ii) any other separate accounts of the Companies or their affiliated companies that are controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the Act) with the Companies (“Future Accounts”) that support Future Policies, (iii) any Financial Industry Regulatory Authority (“FINRA”) member broker-dealers which may, in the future, act as principal underwriter of such Policies or Future Policies (“Future Underwriters”) and (iv) any successors in interest6 to the Applicants.

[2]	The Policies currently are marketed under the names “Transamerica Variable Annuity Series – X Share”, “Members Variable Annuity Series – X Share”, and “Partners Variable Annuity Series – X Share”, and are described in prospectuses contained in existing Form N-4 registration statements (File Nos. 333-185573 and 333-185574).
[3]	In calculating the death benefit, the Company will not recapture bonus credits to the extent the death benefit is equal to the cash value, or on assets attributable to the fixed account portion of the minimum required cash value.
[4]	In calculating the amount applied to the annuity payments, the Company will not recapture bonus credits attributable to the fixed account portion of the minimum required cash value.
[5]	A Company may not recapture the bonus credit in all circumstances in certain states.
[6]	Successors in interest is defined as any entity or entities that result from a reorganization into another jurisdiction, a change in control or a change in the type of business organization.

II. DESCRIPTION OF THE APPLICANTS AND THE POLICIES

A.	The Companies

1.	TLIC

TLIC is a stock life insurance company. TLIC was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company Inc. TLIC is engaged in the sale of life and health insurance and annuity policies, and is licensed in all states and the District of Columbia, Guam, Puerto Rico, and the U.S. Virgin Islands. TLIC is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business.

2.	TFLIC

TFLIC is a stock life insurance company. TFLIC was incorporated under the laws of the State of New York on October 3, 1947. TFLIC is engaged in the sale of life and health insurance and annuity policies, and is licensed in all states and the District of Columbia. TFLIC is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business.

B.	The Accounts

1.	General

Under the terms of the Policies, the assets of each Account equal to the reserves and other contract liabilities with respect to that separate account are not chargeable with liabilities arising out of any other business which the sponsoring company may conduct. Each Account is comprised of subaccounts established to receive and invest net purchase payments under the Policies (each, a “Subaccount”). The income, gains and losses, realized or unrealized, from the assets allocated to each Subaccount will be credited to or charged against that Subaccount without regard to other income, gains or losses of any other Subaccount. Each Account meets the definition of a “separate account” in Rule 0-1(e) under the Act.

2.	The TLIC Account

The Board of Directors of TLIC established the TLIC Account on January 18, 1990. The TLIC Account is registered under the Act as a unit investment trust (File No. 811-06032).7 The assets of the TLIC Account support certain flexible premium variable annuity policies, and interests in the TLIC Account offered through such policies have been registered under the Securities Act of 1933 (“1933 Act”) on Form N-4 (File No. 333-185573).8

3.	The TFLIC Account

TFLIC established the TFLIC Account pursuant to a resolution adopted by its Board of Directors on September 27, 1994. The TFLIC Account is registered under the Act as a unit investment trust (File No. 811-08750).9 The assets of the TFLIC Account support certain flexible premium variable annuity policies, and interests in the TFLIC Account offered through such policies have been registered under the 1933 Act on Form N-4 (File No. 333-185574).10

[7]	Pursuant to Rule 0-4 under the Act, this file is hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application.
[8]	Pursuant to Rule 0-4 under the Act, this file is hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application.
[9]	Pursuant to Rule 0-4 under the Act, this file is hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application.
[10]	Pursuant to Rule 0-4 under the Act, this file is hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application.

C.	The Principal Underwriter

TCI, an affiliate of the Companies, is the principal underwriter and the distributor of the Policies for the TLIC Account and the TFLIC Account. TCI is registered with the Commission as a broker-dealer under the Securities Exchange Act of 1934, as amended, (the “1934 Act”), and is a member of FINRA.

TCI may enter into written sales agreements with various broker-dealers and banks to aid in the distribution of the Policies for the TLIC Account and the TFLIC Account.

D.	The Funds

Each Subaccount will invest exclusively in a designated series of shares, representing an interest in a particular portfolio of one or more designated management investment companies of the series type (“Funds”). Applicants reserve the right to designate the shares of another portfolio of the Funds or of other management investment companies of the series type (“Other Funds”) as the exclusive investment vehicle for each new Subaccount that may be created in the future. Subject to Commission approval under Section 26(c) of the Act, Applicants also reserve the right to substitute the shares of another portfolio of the Funds or of Other Funds for the portfolio previously designated as the exclusive investment vehicle for each Subaccount.

E.	The Policies

The Policies are flexible premium variable annuity policies issued by the Companies through their respective separate accounts. TLIC issues the Policies in all states except New York. TFLIC issues the Policies only in New York. The Policies currently are marketed under the names “Transamerica Variable Annuity Series – X Share”, “Members Variable Annuity Series – X Share”, and “Partners Variable Annuity Series – X Share.” The Policies provide for accumulation of values on a variable basis, fixed basis, or both during the accumulation period, and may provide settlement or annuity payment options on a variable basis, fixed basis, or both. The Policies may be purchased on a non-qualified tax basis. The Policies may also be purchased and used in connection with plans qualifying for favorable federal income tax treatment.

1.	Features of the Policies

a.	Accumulation Period

i.	Premium Payments and Free Look Right

The Owner determines in the application or transmittal form for a Policy how the net premium payments will be allocated among the Subaccounts of the Accounts and any available guaranteed period options or dollar cost averaging options of the Fixed Account (the “Fixed Account Options”). The Owner generally may allocate any whole percentage of net premium payments, from 0% to 100%, to each Subaccount and to each Fixed Account Option. The Policy Value will vary with the investment performance of the Subaccounts selected, and the Owner bears the entire risk for amounts allocated to an Account.

An Owner may return his or her Policy for a refund. This is called the “Right to Cancel Period” or “Free Look Right”. An Owner will generally have 10 days to return his or her Policy depending on the state where the Policy is issued. TLIC will generally return total purchase payments received less prior withdrawals, if any, minus any bonus credit, plus or minus any gains or losses in the amounts invested in the Subaccounts. If required by state law, TLIC will return purchase payments less prior withdrawals, if any, minus any bonus credit, or the greater of purchase payments less prior withdrawals and minus any bonus credit or the Policy Value minus the bonus credit. For Policies issued in New York, TFLIC will generally return the Fixed Account premium less withdrawals, if any, and the separate account portion of the Policy Value, including any fees and charges, and minus any bonus credit. A Company will generally pay the refund within 7 days after it receives a written notification of cancellation and the returned Policy. The Policy will then be considered void. The Companies will not assess surrender charges against a Policy returned during the Right to Cancel Period.

ii.	Transfers and Withdrawals

An Owner may transfer Policy Values. Transfers out of a Subaccount generally must be for at least a specified dollar amount, or the entire value of the Subaccount. If less than the specified amount would remain in a Subaccount following such a transfer, a Company may, at its discretion, either deny the transfer or include that amount as part of the transfer. Transfers may be limited, or a charge may apply. Transfers and withdrawals from a guaranteed period option of the Fixed Account prior to the end of the guaranteed period are generally subject to an excess interest adjustment (except for policies issued in New York by TFLIC). This adjustment will also be made to amounts that an Owner applies to an annuity payment option. The excess interest adjustment will not decrease the interest credited to the Policy below the guaranteed minimum.

An Owner may surrender a Policy or make a partial withdrawal from the Policy Value during the Accumulation Period. If an Owner surrenders a Policy or takes a partial withdrawal, a Company may deduct a surrender charge to compensate it for expenses relating to sales, including commissions to registered representatives and other promotional expenses. An Owner generally may be permitted to withdraw certain limited amounts free of surrender charge. The following charts show the surrender charges that apply to the Policies:

Number of Years Since Premium Payment Date	Surrender Charge (as a Percentage of Premium Payment Withdrawn)
1	9%
2	8%
3	7%
4	6%
5	5%
6	4%
7	3%
8	2%
9	1%
10 +	0%

A Company will waive the surrender charges if an Owner withdraws money under the Nursing Care and Terminal Condition Withdrawal Option or the Unemployment Waiver.

iii.	Surrender Charge Waivers

The Policies offer a Nursing Care and Terminal Condition Withdrawal Option, where a Company does not deduct a surrender charge on a surrender or withdrawal if the Owner has been (or whose spouse has been): (i) hospitalized or confined to a nursing facility for 30 consecutive days, or (ii) diagnosed with a terminal condition and has a life expectancy of 12 months or less. This benefit is also available to an annuitant and his or her spouse, if the Owner is not a natural person.

In states where available, the Policies also offer an Unemployment Waiver, where a Company will not deduct a surrender charge if the Owner or his or her spouse is unemployed. To qualify, the Owner (or spouse) must have been: (i) employed full time for at least two years prior to becoming unemployed, (ii) employed full time at the time the Company issued the Policy, and (iii) unemployed for at least 60 consecutive days at the time he or she makes the withdrawal. The Owner must also have a minimum cash value of $5,000 in the Policy at the time of the withdrawal.

In states where permitted, if an Owner takes a surrender or withdrawal under one of these waivers the Company will reduce the amount of the surrender value by the total bonus credits the Company credited to an Owner’s policy value during the 12 months before the surrender or withdrawal.

iv.	Living Benefits

Policy Owners may select one of several optional living benefits. The Policies offer three guaranteed lifetime withdrawal benefits, which guarantee a minimum amount may be withdrawn annually from the Policy for the lifetime of the annuitant, regardless of market performance and even if these withdrawals reduce the Policy Value to zero. These guaranteed lifetime withdrawal benefits are: (a) Income Link, offered for a maximum annual charge of 1.65% (currently, 0.90%) of the withdrawal base; (b) Retirement Income Max, offered for a maximum annual charge of 2.00% (currently, 1.25%) of the withdrawal base; and (c) Retirement Income Choice 1.6, offered for a maximum annual charge of between 1.45% and 2.30% (currently, between 0.70% and 1.55%) of the withdrawal base, depending on the designated investment allocation group selected.11 The Policies also offer the Guaranteed Principal Solution Rider, which provides a guaranteed minimum accumulation benefit and a guaranteed minimum withdrawal benefit. The guaranteed minimum accumulation benefit guarantees that the Policy Value will equal a specified future value on a specified future date.12 The Guaranteed Principal Solution Rider is offered for an annual charge of 0.90% of the withdrawal base.13 The Companies reserve the right to increase the charges for the optional lifetime benefits in certain circumstances. Certain of these optional living benefits may be modified or not offered, depending on applicable state law. The Applicants may add other optional living benefit riders to the Policy in the future.

v.	Death Benefits

Under the Policies, each Company will pay a death benefit under certain circumstances. The TLIC death benefit equals the greatest of: (i) the Policy Value on the date the Company receives the required information minus any bonus credits less than 12 months old at the time the death benefit is payable; (ii) the cash value on the date the Company receives the required information;14 (iii) the fixed account portion of the minimum required cash value plus the separate account portion of the Policy Value on the date the Company receives the required information minus any bonus credits attributable to the separate account portion of the Policy Value less than 12 months old at the time the death benefit is payable; or (iv) the guaranteed minimum death benefit, if any, on the date of death, plus any additional premium payments received, less any gross withdrawals from the date of death to the date of payment of

[11]	Under the Income Link Rider, Retirement Income Max Rider, and the Retirement Income Choice 1.6 Rider, the withdrawal base on the rider date is the Policy Value less any bonus credit if the rider is added in the first policy year.
[12]	The guaranteed future value on the rider date is the Policy Value less any bonus credit if the rider is added in the first policy year.
[13]	The total withdrawal base and the minimum remaining withdrawal amount on the rider date is the Policy Value less any bonus credit if the rider is added in the first policy year.
[14]

The Policy Value is the total amount in the Policy; it does not reflect the application of any excess interest adjustment with respect to the fixed account, or any surrender charge, at the time of death. The cash value is the Policy Value, plus or minus any applicable excess interest adjustment, less any applicable surrender charge. The Policy date is the date on which the Company credits the initial premium payment to the Policy.

death proceeds minus any bonus credits less than 12 months old at the time the death benefit is payable.15 The TFLIC death benefit equals the greater of: (i) the Policy Value on the date the Company receives the required information; or (ii) the guaranteed minimum death benefit, if any, on the date of death, plus any additional premium payments received, less any gross withdrawals from the date of death to the date of payment of death proceeds.

The guaranteed minimum death benefit is a step-up death benefit. It equals the largest Policy Value (minus any bonus credits credited within 12 months of the payment of the death benefit) on the Policy date or any Policy anniversary before the Owner reaches age 81, plus any premium payments an Owner made since then (minus any bonus credits credited within 12 months of the payment of the death benefit), minus any adjusted partial withdrawals the Company paid an Owner since then.16

The step-up death benefit is not available if the Owner or the annuitant is 76 or older on the Policy date. In those instances, the guaranteed minimum death benefit will equal total premium payments, less any adjusted partial withdrawals as of the date of death. In this case, the guaranteed minimum death benefit will not include any bonus credit.

The Policies also offer an optional Additional Death Distribution rider and an Additional Death Distribution+ rider which pay an additional death benefit amount when a death benefit is payable during the accumulation phase. The Applicants may add other optional death benefit riders to the Policy in the future.

[15]	For Policies issued in certain states, the death benefit does not reflect the recapture of the bonus credit.
[16]	When an Owner requests a partial withdrawal, a Company will reduce his or her guaranteed minimum death benefit by the adjusted partial withdrawal. The adjusted partial withdrawal is equal to (1) multiplied by (2), where: (1) is the gross partial withdrawal (the withdrawal request minus any excess interest adjustment with respect to the fixed account plus any surrender charges), and (2) is the ratio of the current death benefit prior to the withdrawal divided by the current Policy Value prior to the withdrawal. Under certain circumstances, the adjusted partial withdrawal may be more than the amount of an Owner’s withdrawal request. It is also possible that if a Company pays a death benefit after an Owner has made a partial withdrawal, then the total amount of the death benefit paid could be less than the total premium payments such Owner made. The death benefit will always be at least the Policy Value or the cash value.

vi.	Bonus credit

For each premium payment an Owner makes, the Companies may add a bonus credit equal to a percentage of the premium payment to the Owner’s Policy Value. The Companies do not assess a specific charge for the bonus credit. The Companies expect to use a portion of the mortality and expense risk charge, the administrative fee, and/or the surrender charge to pay for the bonus credit.

The credit percentage is determined by the annuitant’s age at the time of each premium payment. Currently, the bonus credit as a percentage of each premium payment equals 5.5% (ages 0-59), 5.0% (ages 60-69), 4.0% (ages 70-79) and 2.0% (ages 80+). The percentage could vary based on state laws. The Companies may vary the bonus credit percentage from premium to premium and/or based on the annuitant’s attained age at the time a premium payment is made, but the bonus credit will never be less than 0.25% nor more than 7%. The Companies will send confirmations to Owners as required by Rule 10b-10 under the 1934 Act.

b.	Annuity Period

The Owner may elect or change an annuity payment option during the lifetime of the Annuitant. The first annuity payment will be made as of the annuity commencement date. The Owner generally may change the annuity commencement date, subject to limits specified in the prospectus.

The amount of each annuity payment under the annuity payment options will depend on the sex (if allowed) and age of the annuitant (or annuitants) at the time the first payment is due and the payment option. Under the TLIC Policies, the amount applied to the annuity payments is the greater of (i) the Policy Value, increased or decreased by any applicable excess interest adjustments and minus any applicable premium taxes and minus any bonus credits the Companies credited within 12 months of the annuity commencement date or (ii) the fixed account portion of the minimum required cash value plus the separate account portion of the Policy Value, minus any applicable premium taxes and minus any bonus credits attributable to the separate account portion of the Policy Value credited within 12 months of the annuity commencement date.17 Under the TFLIC Policies, the amount applied to the annuity payments is the Policy Value.

[17]	For Policies issued in certain states, the annuitization value does not reflect the recapture of the bonus credit.

c.	Other Features and Charges

The Companies may offer Owners a dollar cost averaging program, where a Company will automatically transfer money from a fixed account option or a Subaccount specified by the Company into any of the other Subaccounts; an asset rebalancing program, where a Company will automatically rebalance the amounts in an Owner’s Subaccounts according to his or her desired asset allocation; and a systematic payout option, where an Owner may receive regular payments from his or her Policy within certain annual limits, free from surrender charges.

The Companies deduct various fees and charges, which may include a daily mortality and expense risk fee; a daily administrative charge; an annual service or policy charge; premium taxes; surrender charges (contingent deferred sales loads); and fees for optional benefits or riders.

III. REQUEST FOR EXEMPTIONS

A.	Relief Requested

1.	Introduction

Applicants respectfully request that the Commission, pursuant to Section 6(c) of the Act, grant the exemptions set forth below to permit the Applicants to recapture the bonus credit applied within the preceding twelve (12) months and the Owner withdraws from or surrenders the Policy and there is no surrender charge or an otherwise applicable surrender charge (or contingent deferred sales load) is waived, because (i) an Owner exercises his or her “free-look” option, (ii) a death benefit is payable18, (iii) an Owner annuitizes the Policy19, or (iv) an Owner exercises a provision or rider providing for waiver of the surrender charge under the Nursing Care and Terminal Condition Withdrawal Option or the Unemployment Waiver as defined in the Policy.20

[18]	In calculating the death benefit, the Company will not recapture bonus credits to the extent the death benefit is equal to the cash value, or on assets attributable to the fixed account portion of the minimum required cash value.
[19]	In calculating the amount applied to the annuity payments, the Company will not recapture bonus credits attributable to the fixed account portion of the minimum required cash value.
[20]	The order requested herein, for relief to recapture a bonus credit applied to premium payments under the Policies, is substantially similar to the relief the Commission has granted to other insurance companies to recapture a bonus credit applied to premium payments under certain variable annuity contracts. See Jackson National Life Insurance Company, et al., SEC Release Nos. IC-29621 (Mar. 31, 2011) (Notice) and IC-29658 (Apr. 25, 2011) (Order); Pruco Life Insurance Company, et al., SEC Release Nos. IC-29302 (Jun. 18, 2010) (Notice) and IC-29342 (Jul. 15, 2010) (Order); and Minnesota Life Insurance Company, et al., SEC Release Nos. IC-28321 (Jun. 26, 2008) (Notice) and IC-28334 (Jul. 22, 2008) (Order). With regard to the request to recapture bonus credits up to 7%, Applicants note that although 5.5% is the highest bonus credit currently paid on purchase payments under the Policies, 7% is the maximum bonus credit available under the Policies as described in the prospectuses for the Policies. Applicants also note that the Commission previously has granted an order to recapture bonus credits up to a maximum percentage described in the policy prospectus that is in excess of the highest bonus percentages offered at the time of the application. See, e.g., New York Life Insurance and Annuity Corporation, et al., SEC Release Nos. IC-24440 (May 3, 2000) (Notice) and IC-24481 (May 30, 2000) (Order).

Section 6(c) authorizes the Commission, by order upon application, to conditionally or unconditionally grant an exemption from any provision, rule or regulation of the Act to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request exemptions for the Policies described herein, and for Future Policies that are substantially similar in all material respects to the Policies described herein, from Sections 2(a)(32), 22(c) and 27(i)(2)(a) of the Act, and Rule 22c-1 thereunder, pursuant to Section 6 (c), to the extent necessary to recapture the bonus credit applied to a premium payment in the instances described above. Applicants seek exemptions therefrom in order to avoid any questions concerning the Policies’ compliance with the Act and rules thereunder.

For the reasons discussed below, Applicants assert that the recapture of the bonus credit is necessary or appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act.

2.	Sections 2(a)(32) and 27(i)

Section 27(i) provides that Section 27 does not apply to any registered separate account funding variable insurance contracts, nor to the sponsoring insurance company and principal underwriter of such account, except as provided for in Section 27(i)(2)(A).21 Section 27(i)(2)(A) of the Act, in pertinent part,

[21]	Section 27(i) also requires the sponsoring insurance company to comply with Section 26(f) and any rules or regulations thereunder. To date, the Commission has not adopted any such rules or regulations. Pursuant to Section 26(f), each Company has represented in Part C of its registration statement incorporated by reference herein (see notes 8 and 10, supra) that the fees and charges it deducts under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks each Company assumes.

makes it unlawful for any registered separate account funding variable insurance contracts, or for the sponsoring insurance company of such account, to sell any such contract unless such contract is a redeemable security.

Section 2(a)(32) of the Act defines “redeemable security” as any security under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof. Applicants submit that the recapture of a bonus credit does not violate Section 2(a)(32) of the Act. The Applicants submit that the bonus recapture provisions in the Policies do not deprive the Owner of his or her proportionate share of the issuer’s current net assets. An Owner’s right to the bonus credit will vest in full one year after a Company applies the bonus credit. Until that time, a Company retains the right and interest in the dollar amount of any unvested bonus credit amount. Thus, when a Company recaptures a bonus credit, it is only retrieving its own assets, and because an Owner’s interest in the bonus credit is not vested, such Owner would not be deprived of a proportionate share of the Account’s assets (the issuer’s current net assets) in violation of Section 2 (a)(32). Therefore, such recapture does not reduce the amount of each Account’s current net assets an Owner would otherwise be entitled to receive. However, to avoid uncertainty as to full compliance with the Act, the Applicants request an exemption from the provisions of Sections (2)(a)(32) and 27(i)(2)(A) to the extent deemed necessary to permit them to recapture the bonus credit under the Policies and Future Policies.

3.	Section 22(c) and Rule 22c-1

Section 22(c) of the Act states that the Commission may make rules and regulations applicable to registered investment companies and to principal underwriters of, and dealers in, the redeemable securities of any registered investment company to accomplish the same ends as contemplated by Section 22(a). Rule 22c-1, promulgated under Section 22(c) of the Act, in pertinent part, prohibits a registered investment company issuing a redeemable security (and a person designated in such issuer’s prospectus as authorized to consummate transactions in such security, and a principal underwriter of, or dealer in, any such security) from selling, redeeming, or repurchasing any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

A Company’s addition of the bonus credit might arguably be viewed as resulting in an Owner purchasing a redeemable security for a price below the current net asset value. Further, a Company’s recapture of the bonus credit might arguably be viewed as resulting in the redemption of a redeemable security for a price other than one based on the current net asset value of an Account. The Applicants submit, however, that the bonus credit does not violate Section 22(c) and Rule 22c-1.

An Owner’s interest in his or her Policy Value or in an Account would always be offered at a price next determined on the basis of net asset value. The granting of a bonus credit does not reflect a reduction of that price. Instead, the Companies will purchase with their own general account assets an interest in an Account equal to the bonus credit. Because the bonus credit will be paid out of Company assets, not Account assets, no dilution will occur as a result of the credit.

The recapture of the bonus credit does not involve either of the evils that the Commission intended to eliminate or reduce with Rule 22c-1. The Commission’s stated purpose in adopting Rule 22c-1 was to avoid or minimize (1) dilution of the interests of other security holders and (2) speculative trading practices that are unfair to such holders.22 These evils were the result of backward pricing, the practice of basing the price of a mutual fund share on the net asset value per share determined, as of the close of the market on the previous day. Backward pricing allowed investors to take advantage of increases or decreases in net asset value that were not yet reflected in the price, thereby diluting the values of outstanding mutual fund shares.

[22]	See SEC Release No. IC-5519 at 1 (Oct. 16, 1968).

The proposed recapture of the bonus credit does not pose such threat of dilution. The bonus credit recapture will not alter an Owner’s net asset value. Each Company will determine an Owner’s net cash surrender value under a Policy in accordance with Rule 22c-1 on a basis next computed after receipt of an Owner’s request for surrender (likewise, the calculation of death benefits and annuity payment amounts will be in full compliance with the forward pricing requirement of Rule 22c-1). The amount recaptured will equal the amount of the bonus credit that a Company paid out of its general account assets.23 Although an Owner will retain any investment gain attributable to the bonus credit, a Company will determine the amount of such gain on the basis of the current net asset value of the Subaccount. Thus, no dilution will occur upon the recapture of the bonus credit.

Further, Applicants submit that the other harm that Rule 22c-1 was designed to address (speculative trading practices calculated to take advantage of backward pricing) will not occur as a result of a Company’s recapture of the bonus credit.

Rule 22c-1 and Section 22(c) should have no application to the bonus credit as neither of the harms that Rule 22c-1 was designed to address are found in the recapture of the bonus credit. However, to avoid uncertainty as to full compliance with the Act, the Applicants request an exemption from the provisions of Section 22(c) and Rule 22c-1 to the extent deemed necessary to permit them to recapture the bonus credit under the Policies and Future Policies.

4.	Equitable Grounds for Exemptions

The Applicants submit that a Company’s recapture of the bonus credit is designed to prevent anti-selection against that Company. The risk of anti-selection would be that an Owner could make significant premium payments into the Policy solely in order to receive a quick profit from the credit. By recapturing

[23]	The Applicants represent that it is not administratively feasible to track the bonus credit in an Account after a Company applies the credit. As a result, the asset-based charges applicable to an Account will be assessed against the entire amounts held in an Account, including the bonus credit amount, during the time the bonus credit has not vested (during the “free-look” and for one year after a Company applies the bonus credit). During such periods, the aggregate asset-based charges assessed against an Owner’s Policy Value will be higher than those that would be charged if the Owner’s Policy Value did not include the bonus credit, but the increment will be only a small percentage of the credit amount. In any event, an Owner will retain the investment gains and bear any investment losses attributable to the bonus credit.

a bonus credit, a Company protects itself against the risk that an Owner will make such large premium payments, receive a bonus credit, and then withdraw his or her money from the Policy under one of the circumstances described herein. Furthermore, a Company’s recapture of the bonus credit is designed to protect the Company against the risk that Owners will not hold the Policy for a sufficient period of time for the Company to recover its costs related to providing the bonus credit.

The Applicants also contend that it would be inherently unfair to allow an Owner exercising the free-look privilege in a Policy to retain the bonus credit when returning the Policy for a refund after a period of only a few days (usually 10 or less). If a Company could not recapture the bonus credit, individuals might purchase a Policy with no intention of retaining it, and simply return it for a quick profit. By recapturing the bonus credit, a Company will prevent such individuals from doing so.

5.	Conclusion

For the reasons discussed above, the Applicants submit that the recapture of the bonus credit involves none of the abuses to which provisions of the Act and the rules thereunder are directed. A Company should be able to recapture such bonus credit to protect itself from investors seeking to use the Policy as a vehicle for a quick profit at a Company’s expense, and to enable a Company to limit potential losses associated with such bonus credit.

Accordingly, Applicants request exemptions from Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder, to the extent necessary to permit the Applicants to recapture the bonus credit applied to a premium payment in the circumstances described above. For the reasons set forth above, Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and consistent with and supported by Commission precedent.

B.	Class Relief

Applicants seek relief herein not only for themselves with respect to the support of the Policies, but also with respect to Future Accounts or Future Policies described herein. Applicants represent that the terms of the relief requested with respect to any Policies or Future Policies issued by the Companies and funded by the Accounts or Future Accounts are consistent with the standards set forth in Section 6(c) of the Act and Commission precedent. The Commission has previously granted class relief from certain specified provisions of the Act for separate accounts that support variable annuity contracts that is materially similar to the relief described in this Application.24

In addition, Applicants seek relief herein with respect to Future Underwriters (i.e., a class consisting of FINRA member broker-dealers which may also act as principal underwriter of the Policies and Future Policies). The Commission has regularly granted relief to “future underwriters” that are not named, and are not affiliates of the applicants.25 Applicants represent that the terms of the relief requested with respect to any Future Underwriters are consistent with the standards set forth in section 6(c) of the Act and Commission precedent.26

Applicants state that, without the requested class relief, exemptive relief for any Future Account, Future Policy or Future Underwriter would have to be requested and obtained separately. Applicants assert that these additional requests for exemptive relief would present no issues under the Act not already addressed herein. Applicants state that if the Applicants were to repeatedly seek exemptive relief with respect to the same issues addressed herein, investors would not receive additional protection or benefit, and investors and the Applicants could be disadvantaged by increased costs from preparing such additional requests for relief. Applicants argue that the requested class relief is appropriate in the public interest because the relief will promote competitiveness in the variable annuity market by eliminating the need for the Companies or their affiliates to file redundant exemptive applications, thereby reducing administrative expenses and maximizing efficient use of resources. Applicants submit that elimination of the delay and the expense of repeatedly seeking exemptive relief would enhance each Applicant’s ability to effectively take advantage of business opportunities as such opportunities arise. Applicants submit for all the reasons stated herein, that their request for class exemptions is necessary or appropriate in the

[24]	See, e.g., Merrill Lynch Life Insurance Company, et al., SEC Release Nos. IC-27468 (Aug. 28, 2006) (Notice) and IC-27498 (Sep. 26, 2006) (Order).
[25]	Id.
[26]	Id.

public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and that an order of the Commission including such class relief, should, therefore, be granted. All entities that currently intend to rely on the requested order are named as Applicants. Any entity that relies upon the requested order in the future will comply with the terms and conditions contained in this Application.

C.	Conclusion

Applicants represent that the requested exemptions are necessary and appropriate in the public interest and consistent with protection of investors and the purposes fairly intended by the policy and provisions of the Act.

IV. Procedural Matters

All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same. The resolutions of each of the Applicants authorizing the filing of this Application and any amendments thereto were previously filed as Exhibits A-1 - A-3 to the Application filed on March 11, 2013.

Pursuant to Rule 0-2 under the Act, the Applicants hereby declare that this Application for a Commission order is signed by an authorized person on behalf of each of the Applicants pursuant to the general authority vested in such person by the appropriate charter documents and/or by resolution of each Board or pursuant to the appropriate charter documents of each Applicant, pursuant to Rule 0-2 under the Act, and/or by verification required by Rule 0-2(d) under the Act attached as Exhibit B to this Application, and further declare that such authorizations remain in full force and effect.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act. Pursuant to the requirements with regard to the electronic filing of applications, no form of Notice of Filing is provided.

The Applicants request than questions regarding this Application be directed to Chip Lunde, Esq. at Jorden Burt LLP, Suite 400 – East Lobby, 1025 Thomas Jefferson Street, N.W., Washington, DC 20007, telephone (202) 965-8139.

TRANSAMERICA LIFE INSURANCE COMPANY ON BEHALF OF ITSELF, AND SEPARATE ACCOUNT VA B

By:	/s/ Darin D. Smith
Darin D. Smith Vice President

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY ON BEHALF OF ITSELF, AND SEPARATE ACCOUNT VA BNY

By:	/s/ Darin D. Smith
Darin D. Smith Vice President

TRANSAMERICA CAPITAL, INC.

By:	/s/ David R. Paulsen
David R. Paulsen Chief Executive Officer

EXHIBIT INDEX

A.	Authority to Apply for SEC Exemptive Relief (previously filed in the Application filed on March 11, 2013)

B.	Rule 0-2(d) Verifications

EXHIBIT B

VERIFICATION

County of Linn	)
) SS: Cedar Rapids
State of Iowa	)

The undersigned, being duly sworn, deposes and states that he has duly executed the attached second Amended and Restated Application, dated October 10, 2013, for and on behalf of Transamerica Life Insurance Company (“TLIC”); that he is the Vice President of TLIC; and that all action by stockholders, directors or other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Darin D. Smith
Darin D. Smith

VERIFICATION

County of Linn	)
) SS: Cedar Rapids
State of Iowa	)

The undersigned, being duly sworn, deposes and states that he has duly executed the attached second Amended and Restated Application, dated October 10, 2013, for and on behalf of Separate Account VA B; that he is the Vice President of Transamerica Life Insurance Company; and that all action by stockholders, directors or other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Darin D. Smith
Darin D. Smith

VERIFICATION

County of Linn	)
) SS: Cedar Rapids
State of Iowa	)

The undersigned, being duly sworn, deposes and states that he has duly executed the attached second Amended and Restated Application, dated October 10, 2013, for and on behalf of Transamerica Financial Life Insurance Company (“TFLIC”); that he is the Vice President of TFLIC and that all action by stockholders, directors or other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Darin D. Smith
Darin D. Smith

VERIFICATION

County of Linn	)
) SS: Cedar Rapids
State of Iowa	)

The undersigned, being duly sworn, deposes and states that he has duly executed the attached second Amended and Restated Application, dated October 10, 2013, for and on behalf of Separate Account VA BNY; that he is the Vice President of Transamerica Financial Life Insurance Company; and that all action by stockholders, directors or other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Darin D. Smith
Darin D. Smith

VERIFICATION

County of Linn	)
) SS: Cedar Rapids
State of Iowa	)

The undersigned, being duly sworn, deposes and states that he has duly executed the attached second Amended and Restated Application, dated October 10, 2013, for and on behalf of Transamerica Capital, Inc.; that he is the Chief Executive Officer of Transamerica Capital, Inc.; and that all action by stockholders, directors or other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of his knowledge, information and belief.

/s/ David R. Paulsen
David R. Paulsen